Exhibit 99.3

Control Number:	Number of Shares:	Registered Shareholder:

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders

To be held on May 29, 2026 at 10 a.m. Beijing Time (May 28, 2026 at 10 p.m. Eastern Time)

The undersigned hereby appoints Yingkai Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Mingteng International Corporation Inc. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “AGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2, 3, 4 and 5 of the AGM.

Item 1	By an ordinary resolution, subject to and conditional upon approval by the shareholders of Item 4 and all requisite class consents being obtained, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.002 each (the “Class B Ordinary Shares”) of the Company be increased from twenty (20) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).

☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, to approve a reduction in the Company’s authorized share capital from (i) US$50,000 divided into 24,989,545 Class A ordinary shares of a par value of US$0.002 each (the “Class A Ordinary Shares”) and 10,455 Class B Ordinary Shares of a par value of US$0.002 each, to (ii) US$1,250 divided into 24,989,545 Class A Ordinary Shares of a par value of US$0.00005 each and 10,455 Class B Ordinary Shares of a par value of US$0.00005 each, by way of reduction of the par value of each authorised share in the capital of the Company (including all issued shares) from US$0.002 to US$0.00005 (the “Par Value Reduction”).

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, with effect immediately following the effectiveness of the Par Value Reduction, to increase the Company’s authorized share capital from US$1,250 divided into 24,989,545 Class A Ordinary Shares of a par value of US$0.00005 each and 10,455 Class B Ordinary Shares of a par value of US$0.00005 each, to US$50,000 divided into 998,000,000 Class A Ordinary Shares of a par value of US$0.00005 each and 2,000,000 Class B Ordinary Shares of a par value of US$0.00005 each (the “Share Capital Increase”).

☐ For	☐ Against	☐ Abstain

Item 4	By a special resolution, subject to and conditional upon approval by the shareholders of Item 1, Item 2 and Item 3 and all requisite class consents being obtained, and with effect immediately following effectiveness of the Par Value Reduction, to adopt the fourth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Increase of Voting Rights of Class B Ordinary Shares, the Par Value Reduction and the Share Capital Increase (the “Adoption of the Fourth Amended and Restated M&A”).

☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Item 1, Item 2, Item 3, and Item 4 (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the AGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite #140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy. Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/mingteng.

Consent to electronic delivery of proxy material: __________________________ (email address).